Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Treasure Global Inc. on Form S-1 of our report dated December 5, 2022, which includes an explanatory paragraph as to Treasure Global Inc.’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Treasure Global Inc. as of June 30, 2022 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We were dismissed as auditors on December 5, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

July 26, 2024